DXI Reports Q1 2016 Results

Records 62% Increase in Q1 Oil & NGL Production to 395 BOPD with
Related 29% Reduction in Oil Operating Expenses;
Overall Q1 BOE Production Climbs by 44% to 740 BOEPD

VANCOUVER, BRITISH COLUMBIA, May 11, 2016 - DXI Energy Inc. (NYSE MKT: DXI) (TSX:DXI.TO) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three month period ended March 31, 2016. All share and per share amounts reflect the one-for-five share consolidation that occurred on October 30, 2015.

2016 Q1 Key Financial and Operating Highlights:

1.	Increased oil and natural gas production by 44% to 740 BOE/d from 514 BOE/d for the comparative period ended March 31, 2015;

2.	Reduced operating and transportation expenses for oil operations from $22.49/bbl for the three months ended March 31, 2015 to $15.88/bbl for the three months ended March 31, 2016;

3.	Reduced G&A expenses per BOE by 56% to $6.56 per BOE from $14.79 per BOE for the comparative period ended March 31, 2015;

4.	Retired the Company’s bank loan and related credit facility with a Canadian bank; and

5.	Continued due diligence evaluations for potential bolt-on transactions.

CORPORATE SUMMARY – THREE MONTHS ENDED MARCH 31, 2016

OPERATIONS	Three months ended March 31,
	2016	2015	Change
Production
Oil and natural gas liquids (bbls/d)	395	244	62%
Natural gas (mcf/d)	2,069	1,620	28%
Combined (BOE/d)	740	514	44%

Realized sales prices (1)
Oil and natural gas liquids ($/bbl)	34.77	49.88	-30%
Natural gas ($/mcf)	2.19	2.55	-14%

Operating expenses (2)
Oil operations ($/bbl)	15.88	22.49	-29%
Natural gas operations ($/mcf)	3.11	3.83	-19%

Operating netback
Oil operations ($/bbl) (3)	12.07	18.76	-36%
Natural gas operations ($/BOE)	-7.14	-7.80	-8%

General and administrative expenses ($/BOE)	6.56	14.79	-56%

Notes:
(1)      Decrease reflected lower benchmark oil and natural gas prices in Canada and the rest of the world.
(2)      Decrease resulted from the allocation of fixed operating costs over a higher oil production volume.
(3)      Decline due to the reduction in oil prices.

FINANCIAL (CA$ thousands, except per share)	Three months ended March 31,
	2016	2015	Change

Revenue	1,663	1,470	13%
Royalties	296	193	53%

Cash flow (1)	-323	-421	-23%
Cash flow per share (basic)	-0.01	-0.01	0%
Cash flow per share (diluted)	-0.01	-0.01	0%

Net income (loss)	-1,599	-1,169	37%
Basic ($/common share)	-0.04	-0.03	37%
Diluted ($/common share)	-0.04	-0.03	37%

Capital expenditures, net of dispositions	251	1,289	-81%

Weighted average common shares outstanding (thousands)
Basic	36,510	36,480	0%
Diluted	36,510	36,480	0%

Debt, net of working capital	10,705	5,536	93%

Note:

(1)

“Cash flow” is a non-GAAP measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-GAAP Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-GAAP MEASURE

	Three months ended
	March 31,
(CA$ thousands)	2016	2015

Cash flows from (used in) operating activities	270	(199)
Change in operating working capital	(593)	(222)
Cash flow	(323)	(421)

The Company further announces that it has filed its annual Form 20-F Report (“Form 20-F”) for the year ended December 31, 2015 with the Securities Exchange Commission on April 21, 2016. The Form 20-F includes the Company's annual audited financial statements for the year ended December 31, 2015 as well as the related "Management's Discussion & Analysis" for the year then ended. Copies of the Form 20-F can be found on the Company's website at "www.dxienergy.com" and on EDGAR. Shareholders wishing to obtain a hard copy of the complete audited financial statements for the year ended December 31, 2015 free of charge can contact the Company via the email addresses on our website or by telephone at 604-638-5050.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (39,312 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange (NYSE MKT: DXI) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. Other risks include the Company's ongoing review by NYSE MKT ("the Exchange") to ensure the Company continues to regain compliance with Section 1003(a)(iv) of the Company Guide which addresses a Company's ability to operate as a going concern. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com